SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 12, 2021

FIRM/AFFILIATE
OFFICES

-----------

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR David Orlic Senior Counsel Disclosure Review Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

RE:	The Gabelli Global Utility & Income Trust

(File Nos.: 333-256447; 811-21529)

Dear Mr. Orlic:

Thank you for your additional comment regarding the letter of The Gabelli Global Utility & Income Trust (the “Fund”), dated August 11, 2021 (the “Response Letter”), addressing the comments you provided on June 30, 2021 in connection with your review of the Fund’s registration statement on Form N-2 filed on May 24, 2021 with the U.S. Securities and Exchange Commission. The Fund has considered your comment and authorized us to respond on its behalf as set forth below.

David Orlic

August 12, 2021

***

General

1.

Without necessarily agreeing or disagreeing with the response to prior comment 2 [Comment 2 to the Response Letter], the staff will not undertake any further examination of this issue with respect to this filing.

The Fund acknowledges this comment.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon